Exhibit 99.40

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Lithium Americas Corp. (the “Company” or “Lithium Americas”)

1100 - 355 Burrard Street

Vancouver, BC, V6C 2G8

Item 2 Date of Material Change

March 29, 2017.

Item 3 News Release

The news release was issued on March 29, 2017 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4 Summary of Material Change

On March 29, 2017, the Company provided results of a Definitive Feasibility Study (“Stage 1 DFS”) on the first stage (“Stage 1”) of the Cauchari-Olaroz lithium project (“Cauchari-Olaroz” or the “Project”) in Jujuy province, Argentina.

Item 5 Full Description of Material Change

On March 29, 2017, the Company provided results of the Stage 1 DFS on the Cauchari-Olaroz in Jujuy province, Argentina.

Unless otherwise stated, all figures are quoted in U.S. dollars (“$”) and are reported on a 100% equity project basis.

Cauchari-Olaroz is 100% owned by Minera Exar S.A. (“Minera Exar”), an Argentine company owned 50/50 by Lithium Americas and Sociedad Quimica y Minera de Chile S.A. (“SQM”). The results of the Stage 1 DFS are provided in Table 1 on a 100% equity project basis:

Table 1: Cauchari-Olaroz Stage 1 DFS Results

Stage 1 DFS

Lithium carbonate price	$12,000/t Li2CO3(1)
Average annual production	25,000 tpa(2) Li2CO3
Expected project life	40 years
Project capital costs	$425 million
Operating costs	$2,495/t Li2CO3
Average annual EBITDA	$233 million
Pre-tax NPV 10% discount	$1,266 million
After-tax NPV 10% discount	$803 million
Pre-tax IRR	34.0%
After-tax IRR	28.4%
Payback period	3 years, 5 months

Notes:

1)	“tpa” means tonnes per annum (“tpa”).
2)	“Li2CO3” means battery-grade lithium carbonate.

Project Details

Cauchari-Olaroz is located in Jujuy Province in north-west Argentina. The Project is situated in the Salar de Olaroz and Salar de Cauchari, adjacent to Orocobre Ltd.’s Olaroz facility, which has been in production since 2015. The Project is approximately 270 km east of SQM’s Salar de Atacama brine operation, accessible via an international highway. Cauchari-Olaroz is well serviced by nearby infrastructure including major paved highways, a national and international rail link which connects to the port of Antofagasta in Chile, a high-voltage power grid, and a gas pipeline.

The Stage 1 DFS is based on using a conventional, commercially-proven brine processing technology at Cauchari-Olaroz to produce high quality battery-grade lithium carbonate that can be used directly by battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.

The production process involves two distinct steps and is generally consistent with other established brine operations. The first step uses a solar evaporation process to concentrate lithium in the brine and precipitate competing salts in large-scale ponds. The ponds at Cauchari-Olaroz are based on SQM’s pond design criteria used in their existing Atacama operation and involve the use of shallow ponds where the precipitated salt is annually harvested from the flat pond base. The second step uses the processing facilities that transform the concentrated lithium brine into battery-grade lithium carbonate while ensuring the removal of impurities from the end-product.

The Stage 1 DFS contemplates producing 25,000 tpa of battery-grade Li2CO3 for a project life of 40 years with production starting in 2019. The production and sale of potassium chloride (“KCl”) is not contemplated in the Stage 1 DFS.

Minera Exar has granted a right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar and provide management services as required to develop the Project.

Operating Costs

The operating and capital cost estimates have been reviewed and confirmed by Andeburg Consulting Services Inc. (“ACSI”) in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The Project cost estimates are based on an exchange rate of 16:1 Argentine pesos to the U.S. dollar. The average operating costs were calculated for a facility with production of 25,000 tpa of battery-grade Li2CO3, and are presented below in Table 2. Additional work through engineering refinements and contract negotiation will continue in an effort to reduce the operating expenditures.

Table 2: Operating Costs

	Operating Cost
Category	($/t Li2CO3)	% of Total

Reagents	$991	40%
Pond Harvesting & Tailing Management	$345	14%
Maintenance	$210	8%
Electric Power	$187	7%
Labour	$166	7%
Product Transportation	$135	5%
Catering, Security & Third Party Services	$97	4%
Natural Gas	$85	3%
G & A	$76	3%
Diesel	$69	3%
Consumables	$51	2%

Water Treatment System	$38	2%
Bus-In / Bus-Out Transportation	$35	1%
E & C	$10	<1%

Total Operating Costs	$2,495	100%

Capital Costs

The construction capital cost estimates are based on current Argentine costs for labor and materials. The Stage 1 construction capital cost is estimated at $425 million inclusive of a 15% contingency. Construction and commissioning will take approximately two years. Detailed capital cost estimates are presented in Table 3 and are exclusive of VAT and working capital. During construction, VAT and working capital are expected to total $51.1 million and $12.5 million, respectively. The VAT is refundable with an average repayment period of 2 years.

Table 3: Capital Costs

Capital Costs
Category	($ millions)

Direct Costs
Evaporation ponds	$129
Lithium carbonate plant	$121
On site infrastructure	$26
Offsite infrastructure	$41
Brine extraction wells and piping	$15

Total Direct Cost	$333

Total Indirect Cost	$37
Contingency (15%)	$55

Total Capital Costs	$425

The sustaining capital requirement is estimated at an average of $4.7 million per year (approximately $190/t Li2CO3 produced).

Lithium Americas will be responsible for contributing 50% of capital expenditures for development of the project, amounting to approximately $212.5 million.

Project Economics

The financial results are derived from inputs based on an annual production schedule included in the Stage 1 DFS. A sensitivity analysis on the unlevered economic results for the 25,000 tpa of Li2CO3 over a 40-year operating period are summarized in Table 4 and 5 and reported on a 100% equity project basis.

Table 4: After-Tax NPV and IRR Sensitivity Analysis

Discount Rate	Low Case NPV	Base Case NPV	High Case NPV
(%)	$10,000/t Li2CO3	$12,000/t Li2CO3	$14,000/t Li2CO3
	($ millions)	($ millions)	($ millions)

6%	$1,204	$1,609	$2,015
8%	$807	$1,113	$1,420
10%	$564	$803	$1,042

IRR (%)	23.5%	28.4%	33.0%

Table 5: EBITDA Sensitivity Analysis

Lithium Carbonate Price ($/t Li2CO3)	Average Annual EBITDA ($ millions)

$6,000	$86
$8,000	$135
$10,000	$184
$12,000	$233
$14,000	$282
$16,000	$331

Mineral Resource Estimation

The Mineral Resources for Cauchari-Olaroz remain unchanged from the technical report entitled “Feasibility Study – Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective date of July 11, 2012. Mineral Resources are summarized in Table 6 and reported on a 100% equity project basis.

Table 6: Measured and Indicated Mineral Resources

	Average
	Lithium			Lithium Metal	Lithium Carbonate
Category	Grade (mg/L)	Brine (m³)		(tonnes)	Equivalent (tonnes)

Measured	630	9.1 x 10	[8]	576,000	3,039,000

Indicated	570	2.9 x 10	[9]	1,650,000	8,713,000

Total	585	3.8 x 10	[9]	2,226,000	11,752,000

Notes:

1)	Mineral Resources have a cut-off grade of 354 mg/L of lithium.
2)	Mineral Resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted to mineral reserves.
3)	Lithium carbonate equivalent (“LCE”) is calculated based the following conversion factor: Mass of LCE = 5.323 x Mass of lithium metal
4)	The values in the columns on Lithium Metal and Lithium Carbonate Equivalent above are expressed as total contained metals within the relevant cut-off grade.

Mineral Reserve Estimation

Consultants Montgomery & Associates Inc. (“M&A”) were engaged to update the Mineral Reserves in brine for various areas within the Salar de Cauchari and Salar de Olaroz in accordance with the guidelines for lithium brines set forth by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM 2012). The reserve estimate was based on numerical model simulations that demonstrated a sustainable maximum production rate of over 25,000 tpa of LCE for 40 years. The proven reserves include brines sourced entirely within the project’s property boundaries, while 99.9% of the probable reserves are sourced within the project boundary. Simulated well field pumping was constrained by restricting drawdown to a maximum of 100 m at any given production well. A minimum cut-off value was not required in the reserve estimate because average lithium concentrations after 40 years of simulated pumping decreased marginally from 713 mg/L to 695 mg/L, which is significantly above economic mineral cut-off criteria.

Mineral Reserves for Cauchari-Olaroz have an effective date of March 5, 2017. Mineral Reserves are summarized in Table 7 and are reported on a 100% basis.

Table 7: Proven and Probable Mineral Reserves

		Average			Lithium Metal (tonnes)	Lithium Carbonate Equivalent (tonnes)
Category	Time Period (years)	Lithium Grade (mg/L)	Brine (m³)

Proven	1 -5	712	4.9 x 10	[7]	35,159	187,000

Probable	6 - 40	695	3.5 x 10	[8]	246,474	1,312,000

Total	40	698	4.0 x 10	[8]	281,633	1,499,000

Notes:

1)	Ratios of lithium to other metals include: K:Li of 8.2, Mg:Li of 2.4, B:Li of 1.6, SO4:Li of 28.5.
2)	LCE is calculated based the following conversion factor: Mass of LCE = 5.323 x Mass of lithium metal
3)	The conversion is direct and does not account for estimated processing losses.
4)	The values in the columns on Lithium Metal and Lithium Carbonate Equivalent above are expressed as total contained metals.

Qualified Persons

The Stage 1 DFS was prepared in accordance with NI 43-101 standards by M&A, AquaResource (a division of Matrix Solutions Inc.), Groundwater Insight Inc. (“Groundwater Insight”) and ACSI in conjunction with a team of globally recognized consultants. The independent qualified persons who lead the team of consultants are:

•

Michael Rosko, PG, a United States professional geoscientist and hydrogeologist with M&A, and is a registered member of the Society for Mining, Metallurgy & Exploration (SME). Mr. Rosko is one of the independent qualified persons regarding the Mineral Reserve estimates.

•	Ernie Burga, P.Eng., a Canadian Professional Engineer registered with the Professional Engineers of Ontario is one of the independent qualified persons for ACSI.

•	David Burga, P.Geo., a Canadian Professional Geoscientist registered with the Association of Professional Geoscientists of Ontario is one of the independent qualified persons for ACSI.

•

Mark King, Ph.D., P.Geo. a Canadian Professional Geoscientist registered with the Association of Professional Geoscientists of Nova Scotia is the independent qualified person for Groundwater Insight, and was involved only in developing the mineral resource section of the Stage 1 DFS.

•

Daron Abbey, M.Sc., P.Geo. a Canadian Professional Geoscientist registered with the Association of Professional Geoscientists of Ontario is the independent qualified person for AquaResource and was involved only in developing the mineral resource section of the Stage 1 DFS.

•	Tony Sanford, a registered scientist of the South African Council for Natural Scientific Professions (SACNASP) is the independent qualified person for Ausenco Perú S.A.C.

Each of the qualified persons noted above have reviewed and approved the scientific and technical information in this material change report.

Detailed descriptions of data verification and QA/QC programs will be included in an NI 43-101 compliant technical report summarizing the Stage 1 DFS that the Company will file on SEDAR (http://www.sedar.com) and on the Company’s website (http://www.lithiumamericas.com).

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been intentionally omitted from this form.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein

Chief Financial Officer

1100 - 355 Burrard Street

Vancouver, BC V6C 2G8

Telephone: 1 (778)-656-5820

Item 9 Date of Report

Dated this 6th day of April, 2017.

FORWARD-LOOKING STATEMENTS

Statements in this material change report that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this material change report includes: the timing for commencement of construction and production at the Cauchari-Olaroz project and the technical report summarizing the Stage 1 DFS. The results of the Stage 1 DFS also constitute forward-looking information, including estimates of capital and operating costs, estimates of financial performance and operating results. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

The material change report references Mineral Resources and Mineral Reserves. The estimation of Mineral Resources is inherently uncertain and involves subjective judgments about many relevant factors. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production, the anticipated tonnages and grades that will be mined and the estimated recovery rates that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of exploration results and statistical inferences that may ultimately prove to be inaccurate. Mineral Resource estimates may have to be re-estimated based on: (i) fluctuations in lithium price; (ii) results of further exploration work; (iii) the evaluation of mine plans subsequent to the date of any estimates; and (vi) revocation of required permits, approvals and licenses. Mineral Reserves are also disclosed in this material change report. Mineral Reserves are those portions of Mineral Resources that have demonstrated economic viability after taking into account all mining factors. Mineral Reserves may, in the future, cease to be a Mineral Reserve if economic viability can no longer be demonstrated because of, among other things, adverse changes in commodity prices, changes in law or regulation or changes to mine plans.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed MD&A, Annual Information Form and other continuous disclosure filings, as well as the timing and completion of the investment transactions with Ganfeng Lithium and Bangchak Petroleum, including settling definitive agreements and other conditions to completion. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news material change report, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.